Management’s Discussion and Analysis
for Year Ended December 31, 2010	March 3, 2011

I.	INTRODUCTION

This Management’s Discussion & Analysis (“MD&A”) of Tahoe Resources Inc. and its subsidiaries (“Tahoe” or the “Company”) has been prepared by management to enable a reader to assess material changes in financial condition and results of operations for the year ended December 31, 2010. The following discussion of performance, financial condition, and future prospects should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto for the year ended December 31, 2010 (prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”)). The information provided herein supplements, but does not form part of, the consolidated financial statements. This discussion covers 2010 and the subsequent period up to the date of this MD&A. All dollar amounts are stated in United States dollars unless otherwise indicated.

II.	BUSINESS OVERVIEW

Tahoe was incorporated on November 10, 2009 under the laws of the Province of British Columbia and is focused on the exploration and development of resource properties in the Americas for the mining of precious metals.

Tahoe’s principal objective is to develop the Escobal project, a pre-development silver project located in southeastern Guatemala, demonstrating high-grade silver, gold, lead, and zinc mineralization (the “Escobal Project”). Tahoe will continue the ongoing exploration drilling program at the Escobal Project and is conducting metallurgical and engineering studies to evaluate potential development scenarios for the Escobal Project. Developing the Escobal Project into a profitable silver mining operation will depend upon Tahoe’s ability to define economically recoverable mineral reserves, to permit operations, and to finance and advance the project to production. The Company currently does not have any commercial operations or revenue. Tahoe expects that its current assets are sufficient to finance the Escobal Project.

III.	HIGHLIGHTS OF 2010

Business

On June 8, 2010, Tahoe closed its initial public offering ("IPO") of 58,000,000 common shares at a price of CAD$6.00 per share for gross proceeds of CAD$348 million and the Company's common shares commenced trading on the Toronto Stock Exchange under the symbol “THO”.

Contemporaneous with the closing of the IPO, Tahoe completed the purchase of the Escobal Project from two affiliates of Goldcorp Inc. (the "Vendors" or “Goldcorp”). The purchase price was paid through the issuance to the Vendors of an aggregate 43,686,667 common shares of Tahoe, representing 40% of Tahoe's issued and outstanding common shares on a fully-diluted basis at closing, and through the payment to the Vendors of $247.5 million in cash (the “Transaction”).

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Management’s Discussion and Analysis
for Year Ended December 31, 2010	March 3, 2011

On June 17, 2010, the Company issued 5,800,000 common shares at a price of CAD$6.00 per share, pursuant to the underwriters IPO over allotment option for gross proceeds of CAD$34.8 million. On June 22, 2010, and as stipulated in the Escobal Purchase Agreement, Tahoe issued 4,079,333 common shares to Goldcorp to permit Goldcorp to maintain a minimum 40% ownership of Tahoe's issued and outstanding fully-diluted common shares, and Goldcorp also refunded $22.2 million of the previously paid cash proceeds.

On December 23, 2010, the Company completed an equity financing resulting in the issuance of an additional 24,959,692 common shares (including the exercise in full of the over-allotment option of 3,255,612 common shares) at a price of CAD$14.10 per common share for aggregate gross proceeds to the Company of CAD$351.9 million.

In the December 23, 2010 equity financing, Goldcorp subscribed for 10,285,692 common shares in order to maintain its ownership position of 41.2%.

As at December 31, 2010, Tahoe has outstanding a total of 140,874,637 common shares, 2,547,000 options to purchase common shares, 1,306,000 deferred share awards and 2,746,860 underwriters' warrants to purchase common shares. As at December 31, 2010, Tahoe had a total of 147,474,997 common shares issued and outstanding on a fully diluted basis.

Operational

In September 2010, Tahoe completed the first phase of step-out drilling at the Escobal Project and has turned to critical metallurgical, geotechnical and hydrological drilling that is required for a feasibility study to be prepared for the Escobal Project. A press release on drill results was issued on September 20, 2010.

In November 2010, Tahoe completed an updated National Instrument 43-101 (“NI 43-101”) compliant Mineral Resource estimate and an independent Preliminary Assessment which defined an economically robust underground mining operation which would produce metals concentrates with very high silver content; expanded the contained silver in Indicated Mineral Resource by 144% to 245.2 million ounces having an average grade of 500 g/t; showed an Inferred Mineral Resource of 71.7 million ounces of silver having an average grade of 271 g/t; and projected an 18-year mine life at a planned production rate of 3,500 tonnes per day. The report entitled “43-101 Preliminary Economic Assessment – Escobal Guatemala Project” dated November 29, 2010 (the “Escobal PA”) was prepared under the guidance of Mr. Conrad Huss, P.E., of M3 Engineering & Technology Corporation, an independent mining consulting firm, together with Mr. Daniel Roth, P.E., of M3, Mr. Thomas L. Drielick, P.E., of M3 and Mr. Paul Tietz, C.P.G., of Mine Development Associates, an independent mining consulting firm, all Qualified Persons under NI 43-101.

All of the surface rights needed to support the development of the Escobal Project have been acquired.

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Management’s Discussion and Analysis
for Year Ended December 31, 2010	March 3, 2011

IV.	EXPLORATION AND OPERATIONS

	A.	Exploration

All of the known Mineral Resources for the Escobal Project are located on the Oasis license, one of three exploration licenses which comprise the Escobal Project. In 2010 exploration on the Oasis license was carried out through diamond drilling methods, employing contract drillers. In the first half of 2010 Goldcorp’s exploration efforts at Escobal were designed to upgrade the established Mineral Resources through infill drilling. In conjunction with Tahoe’s work once the project was acquired, this drilling was successful in expanding the contained silver ounces in the Indicated Mineral Resource by 144%. Since June 2010, exploration has been directed by Tahoe to assess the lateral and down-dip potential of the previously defined resource through step-out drilling.

The Escobal Project Mineral Resource occurs in a mineralized zone within the Oasis license that is referred to as the “Escobal vein”. Exploration to date has defined the Escobal vein through drill core analyses from drilling campaigns carried out between 2007 and 2010. As at December 31, 2010 a total of 245 exploration holes had been drilled for an aggregate of 71,247 metres. In addition, 22 drill holes totaling approximately 4,368 metres had been completed for the purpose of collecting metallurgical test samples.

Exploration drilling in 2010 expanded the known limits of the Escobal vein down-dip and laterally under post-mineral cover. In the Central Zone, widely spaced step-out holes extended the mineralized structure 300 metres west and 120 metres down dip from the previously defined resource limit. While the western limit of high-grade mineralization in the Central Zone has been delineated by drilling, additional potential exists for discovery of other high-grade shoots through future exploration drilling to the west. In the East Zone, drilling extended mineralization beyond the limits of the original mineral resource model by 50 metres to the west and 200 metres to depth. The East Zone remains open to depth.

Several geologic studies were conducted in 2010 to enhance the knowledge of the deposit and to generate more refined drill targets. A structural study generated a number of compelling targets that are currently being drilled. An ongoing clay-alteration spectrometer study is being conducted to evaluate zoning patterns and to prioritize specific areas at the Escobal and satellite veins.

In 2011, ongoing exploration is designed to meet four objectives: further defining the Escobal vein extensions through surface drilling; commencement of the underground exploration decline to provide drilling platforms for resource definition drilling and deep extensional drilling; upgrading twelve other veins in the district to drill-ready status; and drill testing the top three targets defined by the regional exploration program.

As Escobal transitions into project development in 2011, the priority will be to further explore the Escobal vein, but a portion of Tahoe’s exploration effort will move to a regional focus. Twelve veins in addition to the Escobal vein have been discovered on the Company’s concessions. Using the geologic model developed at Escobal, prospective areas will be evaluated throughout the region while a more concentrated effort will be made to upgrade and drill targets that lie within Tahoe’s currently held concession areas.

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Management’s Discussion and Analysis
for Year Ended December 31, 2010	March 3, 2011

B.	Operations

Having only recently acquired the Escobal Project, Tahoe has a very limited history of operations. Since it took over the Escobal Project in June 2010, Tahoe has focused on (1) purchasing land where surface facilities and infrastructure will be constructed, (2) completing baseline studies, (3) applying for new licenses and securing necessary permits, (4) updating the NI 43-101 compliant Mineral Resource model, and (5) completing a preliminary economic assessment (PA) of the Escobal Project.

	(1)	Land Acquisition

Land in the area of the Escobal Project is privately owned by local farmers and used for growing coffee in the higher elevations and vegetables and other crops in the flatter low lying areas. In 2010, the Company purchased approximately 250 hectares of land at a cost of $20.3 million for tailings disposal, waste rock disposal, the processing plant, and ancillary surface facilities. Although the Company may purchase additional land in the future, all surface rights necessary for the construction of the project have been acquired.

	(2)	Licensing and Permitting

Licenses

The Escobal Project was originally comprised of three exploration licenses covering approximately 129 km2 (129,000 hectares) called the Oasis, Lucero, and Andres licenses which were granted to Goldcorp on March 26, 2007, August 21, 2007 and November 15, 2007, respectively. These licenses were transferred to the Company as part of the Transaction. The Oasis license covers the entire Escobal vein. In addition, Tahoe has submitted a number of applications for reconnaissance and exploration licenses associated with the Escobal Project. The granting of licenses in respect to these applications is still pending.

The first three-year term of the Oasis license expired in March 2010, at which time a renewal application was filed to extend the exploration license for two more years. The renewal application for the Oasis license was approved by the Ministry of Energy and Mines (“MEM”) on April 28, 2010. As part of the renewal process requirement the Oasis license was reduced in area from 50 km2 to 40 km2. Three new exploration licenses were applied for to fill the 20% gap created by the area reduction. These licenses, Melisa, Cipreses and Puente Quebrado, are still pending and, if granted, will cover a total area of 10 km2 in the northeast and south areas of the original Oasis license.

An application to extend the term of the Lucero license for two more years from the expiry date in July 2010 was made in June 2010. The application for renewal, which is pending, provides for a reduction in the area of the license from 52.8 km2 to 40 km2. One new license application was filed (the Valencia license application) to fill the approximate 12.8 km2 gap created by the reduction in the size of the Lucero license. Similarly, an application was made in October 2010 for the Granada license to fill the gap left by the reduction in area of the Andres license, which is the result of the application to extend the term of the Andres license for two more years from the expiry date in December 2010. The renewal of the Andres license is pending.

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Management’s Discussion and Analysis
for Year Ended December 31, 2010	March 3, 2011

According to Guatemalan law, a second two-year extension can be applied for in 2012 for all three licenses but after 2014, no more extensions are permitted and an exploitation license application must be made.

In addition, applications for the Soledad reconnaissance license and the El Olivo and Juan Bosco exploration licenses were submitted to MEM by Goldcorp in 2006, 2007 and 2008, respectively. The Company acquired the rights to these concessions under the Transaction.

Several new licenses were applied for in 2010. In October 2010 the Company filed with MEM an application for the Cristina exploration license and in November 2010 it also filed applications for the El Silencio reconnaissance license and Barrera exploration license. If granted, these licenses would increase the Escobal exploration area by 1,159.6 km2.

Currently, there is an unofficial moratorium on granting new reconnaissance, exploration and exploitation licenses in Guatemala as the Guatemalan Government considers changes to the mining law. A final date for the new law and lifting of the moratorium is unknown at this time.

Permits

The Escobal Project is currently in the exploration phase and exploration activities are permitted by both MEM and the Ministry of Environment and Natural Resources (“MARN”). MARN transferred the environmental obligations for the Escobal Project from Goldcorp’s subsidiary, Entre Mares de Guatemala, to the Company pursuant to a Resolution dated September 3, 2010. Required permits to continue surface exploration activities are in place.

Development of an underground exploration program including the construction of two declines to gain access for additional drilling of the mineral resources is a permitted activity under the terms of the existing exploration license, however, an Environmental Impact Assessment (“EIA”) addressing the additional activities associated with underground exploration is required by MARN in order for work on the declines to commence. The Company filed the EIA with MARN in November 2010. A 30-day public comment period concluded on December 20, 2010. MARN granted approval for the underground decline on February 15, 2011.

Once project feasibility has been determined, an EIA for exploitation will need to be submitted to MARN for approval. These studies require documentation of baseline conditions, a project description, and an analysis of potential impacts and their mitigation measures. As the Escobal Project is the Company’s primary project, failure to obtain the necessary exploitation license and permits could have a material adverse effect on the Company’s business. There can be no assurance as to when or if the necessary exploitation licenses or permits will be granted.

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Management’s Discussion and Analysis
for Year Ended December 31, 2010	March 3, 2011

(3)	Updated Mineral Resource Model

The updated NI 43-101 compliant mineral resource estimate[1] contained in the Escobal PA was prepared by Mine Development Associates (“MDA”) under the guidance of Mr. Paul Tietz, C.P.G., a Qualified Person. The updated mineral resource estimate incorporated data from nearly 12,000 samples from 220 diamond drill holes totaling 61,469 metres. The mineral resource estimate for the Escobal deposit contains 245.2 million ounces of silver classified as Indicated mineral resources and 71.7 million ounces of silver classified as Inferred mineral resources, with significant amounts of gold, lead, and zinc reported in both resource categories. A summary of the Indicated and Inferred mineral resources, using a cut-off grade of 150 grams per tonne silver equivalent, is provided in the following table (grades refer to average grades):

Classification[1]	Tonnes (M)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)	Silver (Moz)	Gold (koz)	Lead (kt)	Zinc (kt)
Indicated Resource	15.3	500	0.51	0.80	1.34	245.2	250	122	204
Inferred Resource	8.3	271	0.40	0.58	1.04	71.7	116	48	86

1Mineral resources that are not mineral reserves do not have demonstrated economic viability. August 24, 2010 is the effective cut-off date for data inclusion in the resources estimate.

MDA modeled and estimated the Escobal deposit Mineral Resources by refining the geologic model, evaluating the drill data statistically, interpreting mineral domains on cross sections and level plans, analyzing the modeled mineralization statistically to establish estimation parameters, and estimating silver, lead, gold, and zinc grades into a three-dimensional block model using inverse distance cubed.

Silver-equivalent Indicated Mineral Resources reported in the Escobal PA total 300.3 million ounces at an average grade of 612 g/t and silver-equivalent Inferred Mineral Resources reported in the Escobal PA total 95.2 million ounces at an average grade of 359 g/t.

(4)	Preliminary Assessment

The Escobal PA was filed on SEDAR on November 29, 2010. The Escobal PA shows a Base Case after-tax Net Present Value using a 5% discount rate amounting to $ 1.729 billion, and an after-tax IRR of 51%. The initial capital cost of the project is estimated to be $326.6 million with sustaining capital costs over the remaining mine-life estimated at $ 102.2 million. The payback period for the Base Case is estimated at 1.5 years after reaching commercial production. Economic sensitivities at different metals prices and discount rates were calculated as follows:

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Management’s Discussion and Analysis
for Year Ended December 31, 2010	March 3, 2011

	Low Case	Base Case	Upside Case
Silver price ($/oz)	$15.00	$18.00	$25.00
Gold price ($/oz)	$900.00	$1,100.00	$1,300.00
Lead price ($/lb)	$ 0.80	$ 0.95	$ 1.00
Zinc price ($/lb)	$ 0.80	$ 0.90	$ 1.00

After-tax NPV0 ($billion)[1]	$2.145	$2.951	$4.662
After-tax NPV5 ($billion)[1]	$1.234	$1.729	$2.783
After-tax NPV7 ($billion)[1]	$1.004	$1.421	$2.309
After-tax IRR	41%	51%	70%
Payback (years)	1.9	1.5	1.1

Years 1-5 average silver production (Moz)	19.7	19.7	19.7
Years 1-5 average total cash cost ($/oz)	$2.78	$2.47	$2.44
Years 1-5 average annual cash flow ($million)	$190	$246	$369

1NPV0, NPV5 and NPV7 refer to Net Present values at discount rates of 0%, 5%, and 7%, respectively.

The Escobal PA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the preliminary assessment described in the Escobal PA will be realized.

Mining and Processing

The Escobal PA is based on an underground mine operation, mine backfill plant, tailings filtration and storage, processing and concentrate production facility and the infrastructure capable of operating at 3,500 tonnes per day. A total of 13,000 meters of primary and secondary underground development is contemplated during the 18-year mine life. Mineral processing will use differential flotation to produce lead and zinc concentrates for sale to third-party smelters. Feasibility-level test work completed in 2010 on the sulfide resources demonstrates recoveries of approximately 87% for silver, 75% for gold, 83% for lead, and 83% for zinc, with the majority of precious metals reporting to the lead concentrate. Over the mine life, mine production is expected to total 22.6 million tonnes of ore at average diluted grades of approximately 415 g/t silver, 0.47 g/t gold, 0.71% lead, and 1.22% zinc. Average total cash cost is expected to be approximately $3.05 per ounce of silver over the 18-year mine life, net of gold and base metal by-product credits.

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Management’s Discussion and Analysis
for Year Ended December 31, 2010	March 3, 2011

Capital Costs

Capital cost estimates for the Escobal Project in the Escobal PA include all project costs (except exploration) commencing January 1, 2011. The costs are summarized as follows:

$ million
Underground Development	$21.1
Mine Equipment & Underground Infrastructure	$45.7
Process Plant & Tailings Facility	$96.8
General Site Facilities	$28.8
Power	$11.8
Water	$8.3
Freight/Duties/Utilities/Commissioning	$26.8
Subtotal	$239.3
Contingency	$39.0
Owners Cost & EPCM	$48.3
Total	$326.6

Operating Costs

Base Case operating costs for the Escobal Project in the Escobal PA are as follows:

Mining	$27.99	per ore tonne processed
Processing	$19.63	per ore tonne processed
General Administration	$6.72	per ore tonne processed
Site Operating Costs	$54.34	per ore tonne processed
Smelting/Refining/Treatment	$17.06	per ore tonne processed
Total Operating Cost	$71.40
Concentrate Shipping	$100	per dry metric tonne shipped
Zinc Concentrate Treatment	$275	per dry metric tonne processed
Lead Concentrate Treatment	$220	per dry metric tonne processed
Silver Refining Charge	$0.50	per payable troy ounce
Gold Refining Charge	$8.00	per payable troy ounce

Project Timeline

Baseline studies and environmental documentation have been ongoing for nearly two years. Permitting for full mine operations is underway and scheduled concurrent with the feasibility study. Underground exploration declines in the East and Central Zones are planned to commence in 2011. The exploration declines will allow for efficient in-fill drilling and for deep drilling in the deposit with minimal surface disturbance. It is expected that the mine can be ready for a construction decision by May 2012, subject to receipt of all necessary permits. Production is projected to start up in late 2013 with commercial production being reached in early 2014.

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Management’s Discussion and Analysis
for Year Ended December 31, 2010	March 3, 2011

V.	RISK FACTORS

Tahoe’s ability to generate revenues and achieve a return on shareholders’ investment must be considered in light of the early stage nature of the Escobal Project. The Company is subject to many of the risks common to startup enterprises, including personnel limitations, financial risks, metals prices, the need to raise capital, resource shortages and lack of revenues. Factors that influence the Company’s ability to succeed are more fully described in the Company’s 2010 Annual Information Form available on www.sedar.com under the heading “Description of Our Business – Risk Factors.”

VI.	SUBSEQUENT EVENTS

Shareholder Rights Plan
The Board of Directors approved a Shareholder Rights Plan on March 3, 2011. The Company will seek ratification of the Plan by the shareholders at the Annual General Meeting to be held on May 2, 2011.

Warrant Exercise
Subsequent to the year end, warrants to purchase 676,550 common shares were exercised, resulting in cash proceeds to the Company of $4.1 million.

Permit Approval

On February 16, 2011 the environmental agency responsible for permitting mining activities in Guatemala (MARN) reviewed and approved the Environmental Impact Assessment for the Escobal Project underground exploration program. Mobilization for underground exploration activities commenced in late February.

Land Acquisition

After year-ending December 31, 2010, all the surface rights needed for the full scale Escobal Project were procured. These surface rights total 250 hectares encompassing the entire project area, including roads, stockpiles, mill site, tailings facility and all infrastructure needed for future full-scale mine development.

VII.	SELECTED FINANCIAL INFORMATION

	A.	Basis of Presentation

The financial statements and the quarterly results presented in the table below are prepared in accordance with IFRS. Tahoe elected to adopt IFRS as it met the key conditions for readiness outlined by the Ontario Securities Commission and the Canadian Securities Administrators. Because Tahoe adopted IFRS at the time of incorporation, there was no conversion from Canadian GAAP standards and therefore no transitional impact on Tahoe’s accounting practices. Tahoe’s significant accounting policies are outlined within Note 2 of the Notes to the Company’s consolidated financial statements for the year ended December 31, 2010. The Company has chosen to expense all exploration and evaluation costs except costs associated with mineral property acquisition and land and surface rights purchases. These accounting policies have been followed consistently through the year.

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Management’s Discussion and Analysis
for Year Ended December 31, 2010	March 3, 2011

B.	Summary of Quarterly Results

Selected consolidated financial information from continuing operations for the preceding four quarters follows (expressed in thousands):

	Q4	Q3	Q2	Q1
Revenue	$-	$-	$-	$-
Net income (loss)	$(201)	$(3,386)	$(4,423)	$-
Net income (loss) per share - basic	$-	$(0.029)	$(0.152)	$-
Net income (loss) per share - diluted	$-	$(0.029)	$(0.152)	$-

C.	Summary of Annual Results

Selected consolidated financial information from continuing operations for the preceding two years follows (expressed in thousands):

	December	December
	2010	2009
Revenue	$-	$-
Net income (loss)	$(8,010)	$-
Total Assets	$958,120	$-
Total Long-Term Financial Liabilities	$269	$-

D.	Results of Operations

Due to the effective commencement of operations following the acquisition of the Escobal Project and the consummation of the Company’s IPO in June 2010 and subsequent equity financing, comparisons to the interim and annual periods in the prior year are not meaningful. The following results of operations provide information on expenses incurred in the year ended December 31, 2010.

Exploration expense was $1.6 million and consisted primarily of exploration drilling at the Escobal Project designed to upgrade the established Mineral Resource. This program succeeded in expanding the contained silver in the April 2010 Indicated Mineral Resource by 144% to an estimated 245.2 million ounces of silver. Drilling has been carried out using a combination of contracted and company-owned drills. A total of 245 drill holes (71,247 metres) have been drilled on the Escobal vein system.

During the year the Company also incurred expenses for mine engineering consulting and metallurgical drilling of $1.2 million and $ 0.5 million respectively. These expenses were made in relation to the ongoing feasibility study work and the Escobal PA.

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Management’s Discussion and Analysis
for Year Ended December 31, 2010	March 3, 2011

The Company compensated directors and employees in the form of stock options, common shares and deferred share awards and restricted share awards on various vesting terms. The Company expenses the fair value related to these issuances over the vesting period. An expense of $6.8 million was recognized during the year.

Corporate Administration expense was $7.6 million, including wages and salaries, legal and regulatory expenses, investor relations, travel, insurance, employee relocation expenses, office services and rental and other general and administrative expenses. This amount includes approximately $1.4 million in initial startup expenses which are expected to be non-recurring.

Interest income earned by the Company on its cash balances during 2010 was $0.7 million.

Foreign Exchange gains recorded by the Company during the year were $10.7 million. The foreign exchange gains resulted from the appreciation of the Canadian dollar against the US dollar applicable to the Company’s Canadian dollar cash and cash equivalent balances.

The Company’s expenditures were consistent with those described under Use of Proceeds in the Company’s long-form prospectus dated May 27, 2010 and the Company’s short form prospectus dated December 17, 2010, which are available at www.sedar.com under Tahoe Resources Inc.

E.	Liquidity and Capital Resources

The Company’s cash and cash equivalents as at December 31, 2010 were $436.5 million. This was the result of net proceeds of $675.7 million received from the public offerings of common shares in June and in December of 2010, and partially offset by expenditures on the acquisition of mineral property of $226.8 million and land and equipment of $21.3 million.

The Company ended the year with working capital of $433.9 million. Working capital items as at December 31, 2010 other than cash and cash equivalents consisted of accounts payable and accrued liabilities of $2.8 million.

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Management’s Discussion and Analysis
for Year Ended December 31, 2010	March 3, 2011

F.	Use of Financial Instruments

The principal financial instrument currently affecting the Company’s financial condition and results of operations is cash and cash equivalents. The Company’s exposure to credit risk on its Canadian currency and United States currency deposits is limited by maintaining such cash and term deposits with a major Canadian bank that has a high-credit quality. A minimal amount of cash is held by banks in the United States, Switzerland, and Guatemala to fund the immediate needs of subsidiaries in those locations. To minimize risk, the Company’s funds are kept in highly liquid instruments. The Company also contracts for goods and services mainly in United States currency.

Cash and cash equivalents consist of cash and term deposits that are redeemable on demand prior to maturity. At December 31, 2010, the Company’s cash and cash equivalent holdings consisted of CAD$424 million and US$10 million. A 1% appreciation or depreciation in the CAD$ against the US$ from the closing rate at December 31, 2010 would result in a foreign exchange gain/loss to the Company of approximately $4.2 million.

G.	Share Capital and Financings

As at December 31, 2010, the Company had 140,874,637 issued and outstanding common shares. Since its inception on November 10, 2009 to the date of this MD&A, the Company has issued shares as follows:

November 2009	Issued on incorporation	1
March 2010	Issued on conversion of director loans	2,350,000
April 2010	Issued to directors for cash	750,000
June 2010	Share issued in Initial Public Offering	58,000,000
	Over-allotment option exercise	5,800,000
	Shares issued to Vendors in acquisition of Escobal Project	43,686,667
	Additional shares issued to Vendors in acquisition of Escobal Project, after giving effect to over-allotment option	4,079,333
	Issued to advisor on Escobal Project acquisition	364,304
	Issued under restricted share awards to directors	60,000
	Issued under restricted share awards to consultant as compensation for services	60,000
September 2010	Underwriter warrants exercised at CAD$6.00 per share	200,700
November 2010	Underwriter warrants exercised at CAD$6.00 per share	280,720
December 2010	Underwriter warrants exercised at CAD$6.00 per share	280,720
	Shares issued in prospectus offering (including exercise in full of the over-allotment option )	24,959,692
December 2010	Options exercised at CAD$6.40 per share	2,500
	Balance Outstanding	140,874,637

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Management’s Discussion and Analysis
for Year Ended December 31, 2010	March 3, 2011

On June 10, 2010, the Company granted stock options to directors, employees, and consultants for the acquisition of up to 2,250,000 common shares exercisable on or before June 10, 2015. The options vest in three tranches, with one-third of the options vesting immediately on the grant date, and the remaining two-thirds vesting equally on the following two twelve-month anniversaries from that date. Also, on June 8, 2010, deferred share awards (“DSAs”) in respect of 1,180,000 shares were awarded to employees, which cliff vest on June 8, 2012. On June 10, 2010, an additional 126,000 DSAs were made to employees which vest over three equal tranches with the first tranche vesting 12 months after the grant date. Under the terms of the Company’s Share Option and Incentive Share Plan, DSAs entitle the holder upon vesting to a common share at no exercise price.

On June 8, 2010, as part of the IPO share issuance, and in partial compensation for services rendered, the Underwriters were issued warrants entitling them to purchase 3,190,000 shares of the Company at CAD$6.00 per share exercisable until June 8, 2012. On June 17, 2010, pursuant to the full exercise of the over-allotment option in connection with the IPO, the Underwriters were issued warrants entitling them to purchase an additional 319,000 shares at CAD$6.00 exercisable until June 8, 2012. During the year, warrants to purchase 762,140 common shares were exercised, resulting in proceeds of $4.5 million.

On November 10, 2010, the Company granted stock options to executives and employees for the acquisition of up to 240,000 Common Shares exercisable at a price of CAD$11.15 per share on or before November 10, 2015. The options vest over a two year period, with one-third of the options vesting upon the date of grant.

On December 7, 2010, the Company granted stock options to employees for the acquisition of up to 60,000 Common Shares exercisable at a price of CAD$14.80 per share on or before December 7, 2015. The options vest over a two year period, with one-third of the options vesting upon the date of grant.

H.	Asset Valuation

There have been no events or changes in circumstances that would indicate an impairment of the Escobal Project as at December 31, 2010.

I.	Commitments, Contingencies and Off Balance Sheet Arrangements

The Company has entered into lease agreements for the rental of office facilities that require minimum payments in the aggregate as follows (expressed in thousands):

Fiscal 2011	$207
Fiscal 2012	189
Fiscal 2013	191
Fiscal 2014	197
Fiscal 2015	100
Total lease commitments	$884

The Company currently has no other off-balance sheet arrangements.

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Management’s Discussion and Analysis
for Year Ended December 31, 2010	March 3, 2011

J.	Reclamation

The Company has an obligation to reclaim its properties. As at December 31, 2010 the Company had not recorded any reclamation liability as the drill-pads and drill-roads are concurrently reclaimed as part of the drilling process as soon as drilling is finished.

K.	Outstanding Share Data

As at March 3, 2011, the Company had the following common shares, stock options, and warrants outstanding:

Common shares issued prior to IPO	3,100,001
Common shares issued in IPO, Escobal Project acquisition and related activities	112,050,304
Common shares issued in equity financing	24,959,692
Common shares issued after exercise of Underwriter warrants and stock options	764,640
Stock options (vested and unvested)	2,547,500
Deferred share awards	1,306,000
Underwriter warrants	2,746,860
Fully Diluted shares outstanding	147,474,997

As at the date of this MD&A, the Company’s fully-diluted shares outstanding were 147,474,997.

L.	Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company’s review of asset carrying values, the determination of impairment charges of long-lived assets, determination of mineral resources and valuation of share-based payments. Critical accounting estimates that have the most significant effect on the amounts recognized in the audited consolidated financial statements for the period ended December 31, 2010 relate to the allocation of the acquisition costs of the Escobal Project ($500.2 million) to mineral property and the recording of non-cash share-based compensation expense of $7.6 million. The estimates of non-cash compensation expenses involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. Actual results could differ from those estimates. (See paragraph below.)

The factors affecting share-based expenses include estimates of when stock options might be exercised and stock price volatility. The timing of the exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has no internal historical data available to determine volatility in accordance with Black-Scholes modeling so it has included data of companies with similar assets. However, the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the share-based payments expense and

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Management’s Discussion and Analysis
for Year Ended December 31, 2010	March 3, 2011

hence results of operations, there is no impact on the Company’s financial condition or liquidity.

M.	Related Party Transactions

On February 11, 2010, the sole director of the Company loaned the Company CAD$1.9 million in two tranches, the first in an amount of CAD$0.4 million and the second in an amount of CAD$1.5 million. The loans were non-interest bearing, repayable on demand and convertible, at the director’s election, into common shares of the Company on the basis of 1,600,000 shares at CAD$0.25 per share and 750,000 shares at CAD$2.00 per share, respectively.

On March 30, 2010, the loans were converted into 2,350,000 common shares.

On April 29, 2010, the Company issued 750,000 common shares in order to raise $1.5 million. These common shares were issued to subsequently appointed directors of the Company at $2.00 per share.

Goldcorp holds an interest in the Company’s publically traded shares which gives it significant influence. During the year transactions with Goldcorp consisted of the purchase of the Escobal Project for cash and share consideration and the receipt of cash for the purchase of 10,285,692 common shares by Goldcorp in the Company’s December financing.

N.	Adoption of New Accounting Standards

The Company adopted IFRS at its inception effective November 10, 2009. For further details, please refer to note 2 to the consolidated financial statements of the Company for the year ended December 31, 2010.

VIII.	DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

	A.	Management’s Report on Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of Tahoe’s disclosure controls and procedures. Based on the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as at December 31, 2010, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported within the appropriate time periods and forms.

	B.	Management’s Report on Internal Controls over Financial Reporting

The Company’s management is responsible for establishing and maintaining an adequate system of internal controls, including internal controls over financial reporting. Tahoe’s internal controls include policies and procedures that (1) pertain to the maintenance of records and accurately and fairly reflect, in reasonable detail, the transactions related to acquisition, maintenance and disposition of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and receipts are recorded and expenditures are incurred only in accordance with authorization of management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on financial statements.

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Management’s Discussion and Analysis
for Year Ended December 31, 2010	March 3, 2011

The Company has designed its internal risk management and control systems to provide reasonable (but not absolute) assurance to ensure compliance with regulatory matters and to safeguard reliability of the financial reporting and its disclosures. Having assessed the effectiveness of the Company’s internal controls over financial reporting, the Chief Executive Officer and Chief Financial Officer believe that the internal controls over financial reporting are effective and provide reasonable assurance, and that no material failings in the internal controls over financial reporting were discovered in the Company’s year ended December 31, 2010.

C.	Changes in Internal Controls

There were no material changes to the Company’s internal controls over financial reporting during the year ended December 31, 2010 that has materially affected or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

ADDITIONAL INFORMATION

Tahoe is a Canadian public mineral exploration and development company whose common shares are listed on the TSX under trading under the symbol “THO”. Tahoe is a reporting issuer in each of the provinces and territories of Canada. Additional information relating to the Company, including a copy of this MD&A, may be obtained or viewed from the System for Electronic Data Analysis and Retrieval (SEDAR) website at www.sedar.com and on the Company’s website at www.tahoeresourcesinc.com.

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Management’s Discussion and Analysis
for Year Ended December 31, 2010	March 3, 2011

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Wherever possible, words such as “plans”, “expects”, or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information.

Forward-looking information in this MD&A may include, but is not limited to: information with respect to our future financial and operating performance and that of our subsidiaries, including our statement that our objective is to develop the Escobal Project into a profitable silver mining operation; the estimation of mineral resources and our realization of mineral resource estimates; our statements relating to the assessment of mineralization such mineralization warranting further drilling of the property; our plan to pursue the exploration, permitting, engineering and development of the Escobal Project (including the purchase of additional land) and to expand its resource base; statements relating to feasibility level metallurgical test work being done in connection with a feasibility study and economic assessment; statements relating to changes in Guatemalan mining regulations; costs and timing of development of the Escobal Project; the acquisition of additional mineral resource interests in the Americas; future exploration and development activities, and the costs and timing of those activities; timing and receipt of approvals, consents and permits under applicable legislation; results of future exploration and drilling; metals prices; and adequacy of financial resources.

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. We believe that the assumptions and expectations reflected in such forward-looking information are reasonable. Assumptions have been made regarding, among other things: our ability to carry on exploration and development activities; the timely receipt of required approvals; the price of silver and other metals; our ability to operate in a safe; efficient and effective manner; and our ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking information, including risks associated with our dependence on the Escobal Project and our limited operating history, risks associated with the fluctuation of the price of silver and other metals, the risk of unrest and political instability in Guatemala, the risk that an exploitation license and environmental permits for development of the Escobal Project cannot be obtained, risks associated with the availability of additional funding as and when required, exploration and development risks, permitting and licensing risks, uncertainty in the estimation of mineral resources, infrastructure risks, inflation risks, governmental regulation risks, environmental risks and hazards, insurance and uninsured risks, land title risks, risks associated with competition, risks associated with currency fluctuations, labour and employment risks, risks associated with dependence on key management personnel and executives, litigation risks, the risk that dividends may never be declared, risks associated with the repatriation of earnings, risks of continued negative operating cash flow, risks associated with the Company’s hedging policies, risks associated with the interests of certain directors in other mining projects, risks associated with dilution, risks associated with stock exchange prices and risks associated with effecting service of process and enforcing judgments. See the Company’s 2010 Annual Information Form available on www.sedar.com under the heading “Description of Our Business – Risk Factors”.

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Management’s Discussion and Analysis
for Year Ended December 31, 2010	March 3, 2011

Our forward-looking statements are based on the reasonable beliefs, expectations and opinions of management on the date of this MD&A. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

NOTICE TO READERS IN THE UNITED STATES

Canadian standards, including those under NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission of the United States (“SEC”), and mineral reserve and resource information contained or incorporated by reference in the MD&A may not be comparable to similar information disclosed by U.S. companies. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion in documents filed with the SEC of information concerning “measured mineral resources,” “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

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